Sit Investment Associates

Mutual Funds Newsletter

Winter 2008



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

The Sit Equity Funds posted relatively strong total returns in 2007, and its Fixed-Income Funds posted positive returns despite the impact of market distress in reaction to the subprime mortgage crisis. The following briefly summarizes the Funds' performance for the year. Complete Sit Mutual Funds performance is reported on pages four to nine.

Sit Developing Markets Growth +40.72%

Overweighting in China and Australia combined with stock selections, such as China Oilfield Services (+231%) and Reliance Industries, Ltd. (+156%), produced strong results for the year. These factors coupled with underweighting in Russian natural gas company, Gazprom, enabled the Fund to outperform its benchmark, the MSCI Emerging Markets Index for 2007.

Sit Small Cap Growth +20.43%

Strong stock selections and overweighting in industrial services, energy minerals and health technology contributed to the Fund's substantial outperformance versus the Russell 2000® Growth Index. Significant contributors from each sector, respectively, include McDemott International, Inc. (+132%), Arena Resources, Inc. (+95%) and Intuitive Surgical, Inc. (+236%).

Sit Mid Cap Growth +18.87%

Strategic weightings in energy minerals, commercial services and retail trade helped the Fund post strong returns for 2007. Solid performance from Apple, Inc. (+133%), GameStop Corp. (+125%) and Jacobs Engineering Group, Inc. (+134%) contributed significantly to performance as well.

Sit International Growth +16.08%

Holdings in Denmark, Australia and China added significantly to performance for 2007. Vestas Wind Systems in Denmark was up +156%, and Australian holdings Rio Tinto, PLC and BHP Billiton, Ltd. increased +101% and +79%, respectively. China Mobile was a strong performer as well, increasing +109% over the year.

Sit Large Cap Growth +14.14%

An overweighting in the energy services sector along with stock picks Monsanto (+114%), McDermott International (+132%) and Nokia (+92%) were major factors in the Fund's outperformance versus benchmark Russell 1000® Growth Index. Underweighting in retail trade aided the Fund's performance relative to the benchmark as well.

Sit Dividend Growth - Class I +12.89%

The Fund's strong performance versus the S&P 500 Index came mainly from strong stock selections including Terra Nitrogen Co., L.P. (+295%), Southern Copper Corp. (+110%) and Deere & Co. (+104%). An underweighting in the consumer services sector and an overweighting in the producer manufacturing sector aided returns as well.

The finance sector in general was hit hard last year, but the Fund's positions in Northern Trust Corp. and Macquarie Infrastructure Co., LLC and avoidance of other stocks such as Bank of America and American International Group, Inc., benefited performance.

Sit Balanced Fund +10.52%

Performance was mainly derived from equities in 2007 as fixed-income markets struggled with the subprime and credit market issues during the year. Stock selections within sectors such as finance, process industries and electronic technology contributed significantly to performance. Many of the hard-hit banking stocks were adeptly avoided or underweighted which aided performance relative to the S&P 500 Index.

Sit U.S. Government Securities +6.92%

Income from the Fund's mortgage pass-through securities provided a significant source of return over the year. Selections in other mortgage-backed securities had a positive impact on performance as well. A smaller holding in Treasury securities added to returns as investors pursued a flight to quality when the subprime crisis unfolded.

Sit Minnesota Tax-Free Income +1.04%

The Fund's focus on higher income had a positive impact on performance. The year was challenging as most municipal bonds other than AAA general obligation issues, experienced yield spread widening. The 30-Day SEC yield as of December 31, 2007 was 4.56%.

Sit Tax-Free Income +0.26%

Despite the low historical default rates for municipal bonds, credit concerns and uncertainty in the marketplace caused price weakness for longer-maturity and lower-rated issues. Although price declines across most sectors were significant, the Fund's higher level of income kept it in positive territory for the year. (4.57% 30-Day SEC yield as of 12/31/07).

Significant challenges are ahead for investors in 2008. In his column on page two, Peter Mitchelson discusses the various factors that will influence the economic environment in the coming year.

We believe the Sit equity portfolios are positioned to respond well to the economic environment of weaker corporate profits. Currently our portfolios are comprised of above-average growth companies in technology and health care, and we are maintaining an overweight in energy.

We continue to focus on income in our fixed-income portfolios. In our municipal bond portfolios, we are specifically pursuing opportunities in areas such as the insured bond market, where select securities with stable credit outlooks have become inexpensive.

Investment Outlook and Strategy Summary

by Peter L. Mitchelson, CFA, Vice-Chairman



Calendar 2007 was a moderately positive year for major U.S. equity and fixed income security benchmarks. Stock markets fluctuated broadly in the second half of the year and the economy stalled in the fourth quarter. An update of current events, therefore, is most timely.

Economic Outlook

There is growing talk of recession in the U.S. economy. The first estimate of 4Q07 annualized real GDP growth was a paltry +0.6 percent, down sharply from the third quarter pace of +4.9 percent. The January nonfarm payroll figure released on February 1st declined -17,000, well below consensus estimates. The Institute for Supply Management's (ISM) nonmanufacturing survey stunned observers by falling sharply below the line that differentiates expansion from contraction and was called the "final straw" proving the economy will be in recession for at least the first half of the year.

It is clear that economic growth has slowed and that there has been, and still is, a recession in housing and some other cyclical goods sectors. However, there are a number of other factors that should allow the slowdown/recession to be contained. One fact is that a good deal of the fourth quarter 2007 slowing was caused by a swing in inventories, a notoriously volatile sector that should reverse in coming quarters (see insert). Excluding inventories, real final sales grew +1.9 percent in the quarter, still subpar, but not a disaster. Even though payrolls contracted in January, the unemployment rate actually went down to 4.9 percent from 5.0 percent, a slightly better performance. While the ISM nonmanufacturing report was surprisingly weak, ISM's manufacturing survey rebounded into expansion territory in the latest report. There have been several instances in the past when this ISM measure has been in contraction phase, but a recession did not materialize.

What is one to make of all this? Certainly that economic growth will be slow for a while. This is why the Federal Reserve and now the federal government, through a $168 billion stimulus package, are attempting to prevent a protracted period of weakness. We would note, again, that excluding housing and autos, the balance of the U.S. economy (over 90 percent) grew +3.6 percent year over year in the fourth quarter. We are forecasting average real GDP growth of close to +2 percent for 2008, down from 2007. Consumer price inflation is projected to be slightly higher than +3 percent, up somewhat from last year.

Fixed Income

In the previous issue of the Newsletter, we chronicled the extraordinary series of moves made by the Federal Reserve from mid August through October 31st to reduce both the discount rate and the federal funds rate at regular and specially-called meetings. In response to fixed income markets reeling from fallout effects in subprime mortgages, the Fed continued its proactive approach with a further cut on December 11th and then two more in January: a surprise 75 basis point reduction on January 22nd (in response to world market turmoil) and then, just nine days later, another 50 basis point cut on January 30th at the normal 2-day FOMC meeting. The reasons for the latest moves were quite clear, as evidenced in the accompanying statement: "Financial markets remain under considerable stress…credit has tightened further for some businesses and households…downside risks to growth remain."

Two factors suggest that more Fed interest rate decreases are possible. The first is that U.S. Treasury market rates (3-month T-bills at 2.24 percent and 2-year Treasury yields of 1.97 percent) are still well below the 3.0 percent federal funds rate, which is not normal. Second, adjusting the nominal fed funds rate for inflation, the "real" rate is still considerably higher than the negative level it typically reaches at the end of easing cycles. We expect additional rate reductions to be made in the months ahead but, as always, the Fed will be responsive to incoming data.

Contributions to Percent Change in U.S. Real GDP	4Q06 Rev.	1Q07 Rev.	2Q07 Final	3Q07 Final	4Q07 1st Est.
Personal Cons. Expens.	2.68%	2.56%	1.00%	2.01%	1.37%
Nonresid. Fixed Invs.	-0.15	0.22	1.12	0.96	0.79
Residential Invs.	-1.04	-0.93	-0.62	-1.08	-1.18
Inventory Change	-1.31	-0.65	0.22	0.89	-1.25 ←
Net Exports	1.25	-0.51	1.32	1.38	0.41
Government	0.66	-0.09	0.79	0.74	0.50
Total GDP Growth	2.09%	0.60%	3.85%	4.91%	0.64%

The rapid and substantial moves by the central bank to reduce rates and provide market liquidity have begun to restore some level of normalcy to fixed income markets, but the process will be long. Mortgage refinancing applications are up substantially, but credit spreads are still widening, due more to a continued flight to safety in Treasuries than to a rise in investment grade corporate bond yields. The normalization process has further to go.

Equity Markets

As noted at the beginning, the U.S. stock market fluctuated broadly in the second half of 2007, and has continued to do so in 2008. From the peak reached on October 9th, the S&P 500 declined -16.3 percent through the low reached on January 22, 2008, which some would say is close to a "bear market." The NASDAQ Composite, heavy with technology stocks, has fallen slightly more than -20 percent from its recent high.

Rather than focus on short-term volatility, the longer term is what really counts. Major U.S. equity benchmarks rose five straight years through 2007 achieving annualized total returns in solidly double-digit territory, typically ranging between +13 percent and +16 percent. Cycles are the norm in investing, and it is important to diversify holdings to one's individual comfort level. Despite negative returns from equities thus far in 2008, there are some positives to consider. First, profit trends in sectors away from the beleaguered housing and financial groups appear reasonably solid, up more than +10 percent. Even taking into account lower overall earnings forecasts, valuation levels are not excessive, particularly in the context of current rate levels. As noted above, the Fed has already begun reducing rates to improve the functioning of financial markets, bolster prospects for the housing industry and help stimulate the economy. The outlook for above-average growth companies appears relatively attractive in the current environment of generally weak overall corporate profits. We are not making major changes in sector weightings at this time, but remain alert to opportunities as the year progresses, particularly those that could stem from the November elections.

Peter L. Mitchelson is a founding principal of Sit Investment Associates. He is a Chartered Financial Analyst and has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Sit Mutual Funds Performance Summary: Fourth Quarter 2007

Equity Funds

U.S. equities posted negative returns during the fourth quarter of 2007, as weakness in the housing and credit markets raised investor concern that a significant slowdown, if not a recession, is in store for the U.S. economy in the months ahead. We believe stocks are likely to remain quite volatile in the near term, as "headline" risk will continue to impact the financial sector and corporate earnings forecasts are adjusted downward to reflect more moderate economic growth in 2008. However, we believe that a recession will be narrowly avoided as, outside of housing and consumer durables, there is still considerable momentum in the economy and due to the Federal Reserve's aggressive interest rate cuts. Consumer spending remains remarkably solid, the unemployment rate is still relatively low, and the weaker U.S. dollar is resulting in a surge in export activity. To be sure, whether there is a recession or not, the economic backdrop will be more challenging for corporate America in 2008. A slowdown in economic growth, however, has historically been beneficial to the performance of growth stocks relative to value issues, as growth companies' earnings tend to be more resilient to a deceleration in the economy. In this regard, investors favored the growth style in 2007, with the trend clearly evident in performance within the Frank Russell Company indices. Specifically, the Frank Russell large, mid and small cap value indices each posted a negative return for the year, while their growth counterparts were solidly positive. We are pleased to report that the Sit Equity Funds participated in this trend, with each Fund posting returns ahead of its primary benchmarks in 2007.

In terms of investment strategy, we continue to believe diversification is prudent in the current volatile market environment, with an emphasis on companies and sectors that can generate consistent earnings growth amid a slower economic backdrop. In this regard, healthcare and technology will continue to have meaningful weights in each Fund. We also continue to emphasize the energy and industrial sectors, which are benefiting from the weaker U.S. dollar and strong demand in overseas markets. Conversely, the Funds are staying underweighted in the finance and consumer-oriented sectors, as the weak housing market and tightening credit conditions remain significant headwinds to growth in these groups. The recent decline in share prices in these sectors has created opportunities – particularly in financials, given the potential for a rebound in performance as credit and economic concerns dissipate.

Similar to last quarter, global equity markets continued to be volatile. The quarter ended in negative territory for the first time this year. The credit contagion, housing pull-back, strong foreign currencies, rising energy prices, and weakening consumer spending all contributed to the retrenchment in the fourth quarter. Both Sit international equity funds ended the quarter with positive returns and outperform their respective indices. Positive stock selection in the Asian and European region along with stocks in the agricultural-related, capital goods, and Asian real estate industries led to the outperformance for the fourth quarter.

In general, we see 2008 as a year of consolidation for the markets as the economic adjustments take hold, but still believe that a second half recovery will produce normalized returns. Therefore, we favor larger, high quality, more defensive unit growth companies, which offer growth at a reasonable price. Our stock selection criterion emphasizes companies with strong top line growth and cash flow. Although we recognize that China's growth is bound to slow, we still contend that emerging market exposure is desirable and favor infrastructure, telecommunication, and energy sectors. In light of the U.S. financial crisis and a U.S. consumer slowdown, we remain cautious on consumer durables, and financials. Our global sector themes continue to recognize: the need for global infrastructure, particularly in less developed countries; technological innovation, particularly in telecommunications; a changing health care landscape; energy supply and demand imbalances; environmental awareness; agricultural and commodity needs; and the secular trends in less developed countries including savings and investment and rising standards of living.

Fixed-Income Funds

Treasury yields fell to their lowest levels of the year during the fourth quarter. Although the Federal Reserve twice reduced the Federal Funds target rate by 25 basis points during the quarter, the 3-Month Treasury yield declined a full percent, as investors anticipated further Fed rate cuts continuing into the first half of 2008. Intermediate Treasury yields fell more sharply than longer-term Treasury yields, as the yield curve continued to steepen for U.S. Treasury securities.

The Sit U.S. Government Securities Fund underperformed the Lehman Intermediate Government Index because the Fund's holdings experienced less price appreciation than intermediate Treasury bonds. The Fund's agency mortgage pass through holdings continue to provide a significant income advantage; however, they are more stable in price and did not benefit from the price appreciation typical of intermediate Treasury notes during the quarter.

The Sit Tax-Free Income Fund, and the Sit MN Tax Free Income Fund, also underperformed their benchmark during the quarter because of price weakness reflecting yield spread widening for all but the most highly rated credits. The Fund's returns were also negatively affected by the recent duration extensions of the Fund's investments over the past year, and by the steepening of the municipal yield curve as short-term yields declined and longer maturity yields rose. Revenue bonds had lower returns than general obligation bonds during the quarter, and longer-duration bonds underperformed intermediate maturities.

The Sit Fixed-Income Funds remain focused on securities that provide above average income and are positioned to take advantage of the continued steepening of the yield curve, which we expect to continue through the first half of 2008.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Indices.

Sit Large Cap Growth Fund
(SNIGX)

Inception 9/2/82

Portfolio Managers
Eugene D. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

Net Asset Value
12/31/07: $45.99 Per Share
9/30/07: $46.27 Per Share

Total Net Assets
$223.6 Million

Weighted Avg. Mkt. Cap
$84.0 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	-0.31%	-0.77%	-3.23%
6 Month**	4.86	3.41	-1.31
1 Year	14.14	11.81	5.78
5 Year	14.32	12.10	13.43
10 Year	3.93	3.83	6.20
Inception***	11.18	11.93	13.28
Cumulative Total Returns (%)*			
1 Year	14.14%	11.81%	5.78%
5 Years	95.26	77.06	87.80
10 Year	47.08	45.59	82.43
Inception***	1366.38	1641.91	2256.58

*As of 12/31/07
**Not Annualized
***On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 12.4
Health Technology 10.2
Finance 9.7
Producer Manufacturing 9.4
Energy Minerals 8.6
Technology Services 8.1
Consumer Non-Durables 5.9
Communications 5.5
Sectors Less than 5.0% 23.2
Cash and Other Net Assets 7.0

Top Five Stock Holdings

1. Monsanto Co.
2. Schlumberger, Ltd.
3. Cisco Systems, Inc.
4. Equitable Resources, Inc.
5. Vodafone Group

Total Number of Holdings: 85

Sit Mid Cap Growth Fund
(NBNGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
12/31/07: $16.11 Per Share
9/30/07: $17.02 Per Share

Total Net Assets
$238.6 Million

Weighted Avg. Mkt. Cap
$16.2 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	-2.36%	-1.70%	-3.54%
6 Month**	5.78	0.41	-3.92
1 Year	18.87	11.44	5.59
5 Year	19.46	17.90	18.21
10 Year	6.33	7.59	9.91
Inception	13.85	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	18.87%	11.44%	5.59%
5 Year	143.31	127.79	130.87
10 Year	84.73	107.79	157.32
Inception	2577.07	N/A	N/A

*As of 12/31/07
**Not Annualized
Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology 16.5
Electronic Technology 11.3
Producer Manufacturing 8.9
Industrial Services 8.6
Energy Minerals 8.5
Technology Services 8.5
Finance 7.8
Health Services 5.2
Sectors Less than 5% 21.3
Cash and Other Net Assets 3.4

Top Five Stock Holdings

1. McDermott International, Inc.
2. MEMC Electronic Materials, Inc.
3. Southwestern Energy Co.
4. Celgene Corp.
5. Intuitive Surgical, Inc.

Total Number of Holdings: 93

Sit Small Cap Growth Fund
(SSMGX)
Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/07: $41.20 Per Share
9/30/07: $42.89 Per Share

Total Net Assets
$110.0 Million

Weighted Avg. Mkt. Cap
$3.6 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	-3.94%	-2.10%	-4.58%
6 Month**	2.64	-2.09	-7.53
1 Year	20.43	7.05	-1.56
5 Year	17.24	16.50	16.25
10 Year	10.25	4.32	7.08
Inception	13.56	7.71	10.38
Cumulative Total Returns (%)*			
1 Year	20.43%	7.05%	-1.56%
5 Year	121.51	114.57	112.26
10 Year	165.28	52.62	98.24
Inception	457.29	172.84	279.70

**As of 12/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 15.6
Electronic Technology 11.8
Industrial Services 9.2
Technology Services 8.7
Producer Manufacturing 8.6
Energy Minerals 8.3
Finance 6.6
Health Services 6.6
Sectors Less than 5% 18.3
Cash and Other Net Assets 6.3

Top Five Stock Holdings

1. Arena Resources, Inc.
2. Southwestern Energy Co.
3. Nuvasive Inc.
4. Frontier Oil Corp.
5. Affiliated Managers Group, Inc.

Total Number of Holdings: 99

Sit Dividend Growth Fund
Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

		Class I	Class S
Net Asset Value Per Share	12/31/07:	$14.02	$14.00
	9/30/07:	$14.81	$14.79
Total Net Assets (Million)		$41.3	$3.9
Weighted Avg. Market Cap		$84.6 Billion	

Total Returns (%)
Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	0.17%	3.29%	12.89%	13.47%	N/A	12.82%
S&P 500 Index	-3.33	-1.36	5.50	8.62	N/A	9.18
Class S	0.06	3.19	12.56	N/A	N/A	13.69
S&P 500 Index	-3.33	-1.36	5.50	N/A	N/A	9.49
Cumulative Total Returns (%)*						
Class I	0.17%	3.29%	12.89%	46.10%	N/A	62.04%
S&P 500 Index	-3.33	-1.36	5.50	28.16	N/A	42.10
Class S	0.06	3.19	12.56	N/A	N/A	25.22
S&P 500 Index	-3.33	-1.36	5.50	N/A	N/A	17.22

**As of 12/31/07*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 18.8
Producer Manufacturing 14.3
Health Technology 12.0
Energy Minerals 10.0
Consumer Non-Durables 9.5
Electronic Technology 5.1
Sectors Less than 5% 28.4
Cash and Other Net Assets 1.9

Top Five Stock Holdings

1. General Electric Co.
2. AT&T, Inc.
3. Microsoft Corp.
4. Marathon Oil Corp.
5. Chevron Corp.

Total Number of Holdings: 89

Sit International Growth Fund
(SNGRX)

Inception 11/1/91

Net Asset Value
12/31/07: $19.38 Per Share
9/30/07: $19.56 Per Share

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Total Net Assets
$40.9 Million

Weighted Avg. Mkt. Cap
$64.3 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	0.12%	-0.28%	-1.75%
6 Month**	4.72	4.03	0.39
1 Year	16.08	16.45	11.17
5 Year	17.99	19.85	21.59
10 Year	3.49	6.46	8.66
Inception	6.43	5.93	7.98
Cumulative Total Returns (%)*			
1 Year	16.08%	16.45%	11.17%
5 Year	128.72	147.33	165.74
10 Year	40.87	87.07	129.47
Inception	174.05	153.97	246.50

**As of 12/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 17.0
Communications 9.1
Non-Energy Minerals 7.9
Consumer Non-Durables 7.1
Health Technology 7.1
Sectors Less than 7% 50.6
Cash and Other Net Assets 1.2

Portfolio Structure by Region



Europe 57.2 68.1
Asia 33.2 31.9
Other 8.4 0.0
Cash & Other Net Assets 1.2 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Vestas Wind Systems, Inc.
4. Veolia Environment
5. Schlumberger, Ltd.

Total Number of Holdings: 94

Sit Developing Markets Growth Fund
(SDMGX)

Inception 7/1/94

Net Asset Value
12/31/07: $29.26 Per Share
9/30/07: $28.42 Per Share

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Total Net Assets
$27.8 Million

Weighted Avg. Mkt. Cap
$53.5 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	4.08%	3.38%	2.75%
6 Month**	18.60	17.54	16.62
1 Year	40.72	36.48	34.52
5 Year	33.33	33.65	31.96
10 Year	11.21	11.69	11.36
Inception	8.52	7.33	N/A
Cumulative Total Returns (%)*			
1 Year	40.72%	36.48%	34.52%
5 Years	321.34	326.44	300.14
10 Year	189.49	201.99	193.31
Inception	201.82	159.94	N/A

**As of 12/31/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Non-Energy Minerals 12.3
Finance 12.1
Communications 11.7
Energy Minerals 11.7
Electronic Technology 10.3
Consumer Services 7.8
Utilities 7.1
Sectors Less than 5% 20.8
Cash and Other Net Assets 6.2

Portfolio Structure by Region



Asia 62.6 54.6
Latin America 20.4 20.4
Europe 6.0 15.0
Africa/Middle East 4.4 10.0
North America 0.4 0.0
Cash and Other Net Assets 6.2 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petroleo Brasileiro
2. Cia Vale Do Rio Doce, A.D.R.
3. China Mobile, Ltd., A.D.R.
4. Suntech Power Holdings, A.D.R.
5. Gazprom, A.D.R.

Total Number of Holdings: 86

Sit Balanced Fund
(SIBAX)
Inception 12/31/93

Net Asset Value
12/31/07: $17.38 Per Share
9/30/07: $17.60 Per Share

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Bryce A. Doty, CFA

Total Net Assets
$13.4 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-0.34%	-3.33%	3.00%
6 Month**	4.11	-1.36	5.93
1 Year	10.52	5.50	6.97
5 Year	10.79	12.83	4.42
10 Year	5.07	5.91	5.97
Inception	7.87	10.52	6.24
Cumulative Total Returns (%)*			
1 Year	10.52%	5.50%	6.97%
5 Year	66.89	82.86	24.17
10 Year	64.00	77.56	78.64
Inception	189.03	305.86	133.48

**As of 12/31/07*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 6.9%
Bonds 31.3%
Equities 61.8%

Top Five Stock Holdings

1. Microsoft Corp.
2. Occidental Petroleum Corp.
3. Monsanto Co.
4. Google, Inc.
5. Schlumberger Ltd.

Total Number of Holdings: 169

IRA BENEFICIARY DESIGNATIONS

Do you know who will inherit your IRA? If you can't remember or you've had a major life event (e.g. marriage, birth, divorce), call us to see who you have listed as your beneficiary(ies).

You can designate two types of beneficiaries:

- Primary beneficiaries will receive the assets in your IRA.
- Secondary beneficiaries will receive your IRA assets only if there are no surviving primary beneficiaries when you die.

To update your beneficiaries, download an IRA Change of Account Information Form from www.sitfunds.com or call an Investor Services Representative at 800-332-5580.

RETIREMENT TAX CREDIT

If you are 18 or older, not a full-time student, and not a dependent of another taxpayer, you might be able to take a tax credit on contributions made to an IRA, 401(k), 403(b) or 457 plan. This credit is in addition to the tax deduction for contributing to your retirement account.

The non-refundable tax credit is dependent on how much you save and your adjusted gross income. See the chart below.

Filing Status and Adjusted Gross Income for Tax Year 2008		Amount of Tax Credit
Single Filer	**Joint Filer**	
$1-$16,000	$1-$32,000	50% of contribution up to $2,000 (maximum credit of $1,000)
$16,001-$17,250	$32,001-$34,500	20% of contribution up to $2,000 (maximum credit of $400)
$17,251-$26,500	$34,501-$53,000	10% of contribution up to $2,000 (maximum credit of $200)
>$26,500	>$53,001	0

SIT MUTUAL FUND PRICES

Sit Mutual Funds provides its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) on its website and by phone:

- **Website: www.sitfunds.com**
- **Telephone: 800-332-5580**

Automated: Access to Funds' daily prices is available 24 hours a day.

Live: Investor Services Representatives can provide current Fund prices from 7:30 a.m. to 5:30 p.m. CST, Monday through Friday.

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Net Asset Value
12/31/07: $10.71 Per Share
9/30/07: $10.57 Per Share

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Total Net Assets: $216.1 Million
30-Day SEC Yield: 4.47%
12-Month Distribution Rate: 4.82%
Average Maturity: 18.8 Years
Effective Duration: 2.9 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	2.55%	3.36%	2.91%
6 Month**	5.04	6.83	N/A
1 Year	6.92	8.47	6.44
5 Year	3.61	3.69	3.47
10 Year	4.91	5.55	5.03
Inception	6.63	6.85	6.37
Cumulative Total Returns (%)*			
1 Year	6.92%	8.47%	6.44%
5 Year	19.37	19.89	18.61
10 Year	61.57	71.62	63.43
Inception	274.96	291.69	256.83

*As of 12/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Collateralized Mortgage Obligations
34.1
FNMA Pass-Through
22.8
U.S. Treasury/ Federal Agency
20.2
GNMA Pass-Through
10.0
FHLMC Pass-Through
7.2
Sectors less than 5.0%
0.3
Cash & Other Net Assets
5.4

Estimated Average Life Profile



1.0%
87.0%
10.9%
0.0%
1.1%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Net Asset Value
12/31/07: $9.37 Per Share
9/30/07: $9.53 Per Share

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Total Net Assets: $375.5 Million
30-Day SEC Yield: 4.57%
Tax Equivalent Yield: 7.03%[1]
12-Month Distribution Rate: 4.14%
Average Maturity: 15.4 Years
Duration to Est. Avg. Life: 4.8 Years[2]
Implied Duration: 5.5 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-0.62%	1.91%	0.37%
6 Month**	-0.63	4.52	N/A
1 Year	0.26	5.15	1.38
5 Year	2.78	3.25	3.92
10 Year	3.55	4.57	4.44
Inception	5.59	5.77	6.16
Cumulative Total Returns (%)*			
1 Year	0.26%	5.15%	1.38%
5 Year	14.69	17.33	21.22
10 Year	41.78	56.39	54.39
Inception	195.07	194.61	216.55

*As of 12/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
21.3
Insured
20.1
Multifamily Mortgage Revenue
15.3
Other Revenue
13.1
Education/Student Loan
10.2
Sectors less than 5.0%
19.9
Cash & Other Net Assets
0.1

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.0
A	3.3
BBB	5.8
BB	13.6
<BB	1.1
Total	23.8%



Other Assets & Liabilities 0.1%
AAA 24.1%
AA 8.6%
A 12.0%
BBB 26.7%
Less Than BBB 4.7%
Not Rated 23.8%

[1] For individuals in the 35% federal tax bracket.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/07: $9.91 Per Share
9/30/07: $10.03 Per Share

Total Net Assets: $304.2 Million
30-Day SEC Yield: 4.56%
Tax Equivalent Yield: 7.61%[1]
12-Month Distribution Rate: 4.19%
Average Maturity: 15.4 Years
Duration to Est. Avg. Life: 4.9 Years[2]
Implied Duration: 5.4 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-0.13%	1.91%	0.77%
6 Month**	0.33	4.52	N/A
1 Year	1.04	5.15	1.93
5 Year	3.69	3.25	3.74
10 Year	4.13	4.57	4.33
Inception	4.91	4.81	4.70
Cumulative Total Returns (%)*			
1 Year	1.04%	5.15%	1.93%
5 Year	19.88	17.33	20.13
10 Year	49.89	56.39	52.83
Inception	96.46	93.89	90.89

*As of 12/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 25.0
Multifamily Mortgage Revenue 21.3
Education/ Student Loan 12.3
Other Revenue 9.6
Single Family Mortgage 7.5
Insured 5.3
Sectors less than 5.0% 15.3
Cash & Other Net Assets 3.7

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.5%
AA	0.6
A	7.6
BBB	19.0
BB	9.4
<BB	0.3
Total	37.4



Other Assets & Liabilities 3.7%
AAA 17.0%
AA 8.1%
A 13.4%
BBB 17.3%
Less Than BBB 3.1%
Not Rated 37.4%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
12/31/07: $1.00 Per Share
9/30/07: $1.00 Per Share

Total Net Assets: $76.9 Million
7-Day Simple Yield: 4.09%[1]
7-Day Effective Yield: 4.17%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Average Annual Total Returns (%)*			
3 Month**	1.11%	0.88%	1.13%
6 Month**	2.31	1.98	N/A
1 Year	4.79	4.55	4.77
5 Year	2.72	3.03	2.65
10 Year	3.44	3.63	3.41
Inception	3.85	4.07	3.80
Cumulative Total Returns (%)*			
1 Year	4.79%	4.55%	4.77%
5 Year	14.36	16.11	13.98
10 Year	40.26	42.82	39.80
Inception	70.90	75.97	69.74

*As of 12/31/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



U.S. Govt. Securities 14.4
Financial Services 11.8
Consumer Non-Durables 11.3
Diversified Finance 9.5
Consumer Loan Finance 8.5
Energy 8.5
Banking 6.4
Captive Equipment Finance 5.4
Sectors less than 5.0% 23.2
Cash & Other Net Assets 1.0

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1] The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

2007 Tax Information

The Sit Mutual Funds tax brochure and personal tax-related information that you will need to file your taxes were mailed to shareholders in late January 2008. Tax information pertaining to shareholder IRA contributions and recharacterizations will be mailed in May 2008 due to the 2007 contribution deadline of April 15, 2008. Consult your tax advisor about how to report this information on your federal and state tax returns. Your advisor will need this information to prepare your taxes.

The following is a guide to help you determine what tax statements you may expect to receive depending on the types of investments you have in the Sit Mutual Funds.

Completed Federal Form	Information	Who will receive for tax year 2007.	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends, and short-term and long-term capital gain distributions for taxable accounts.	Only shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2007: the U.S. Government Securities, Money Market and Balanced Funds; and the Mid Cap, Large Cap, Developing Markets, International, Dividend (Class I and S) Growth Funds.	By January 31, 2008
1099-B	Reports exchange and redemption activity in all non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund except the Money Market Fund. IRA and retirement plan account activity is not included.	By January 31, 2008
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	By January 31, 2008
1099-INT	Provides tax-exempt interest dividend information.	Only shareholders who were invested in the Tax-Free, Minnesota Tax-Free, and Florida Tax-Free Income Funds.	By January 31, 2008
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value and if the IRA is subject to an RMD (required minimum distribution) in the upcoming year.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	By May 31, 2008
5498-ESA	Reports Coverdell Education Savings Account contributions and rollovers.	Shareholders with Coverdell Education Savings Accounts.	By April 30, 2008
1099-Q	Reports Coverdell Education Savings Account distributions, transfers and the December 31, 2007 fair market value.	Shareholders with Coverdell Education Savings Accounts.	By January 31, 2008

Retirement Plan Contribution Limits

The deadline for contributing to a Traditional or Roth IRA is April 15th, 2008. SEP IRA contributions must be made by your tax filing due date, plus extensions.

2007 CONTRIBUTION LIMITS		
	Under age 50 on 12/31/07	Age 50 or over on 12/31/07
Traditional and Roth IRA	$4,000	$5,000
401(k) and 403(b)	$15,500	$20,500
SIMPLE IRA	$10,500	$13,000
SEP IRA	The lesser of 25% of income or $45,000	

2008 CONTRIBUTION LIMITS		
	Under age 50 on 12/31/08	Age 50 or over on 12/31/08
Traditional and Roth IRA	$5,000	$6,000
401(k) and 403(b)	$15,500	$20,500
SIMPLE IRA	$10,500	$13,000
SEP IRA	The lesser of 25% of income or $46,000	

Favorable Tax Treatment for Stock Distributions *by Steve Benjamin, CEBS, CRPC*

As you near retirement, be sure to review the distribution options available from your company retirement plan. Generally, you have three choices:

Keep your money in the plan

You can do so for a time but once you reach age 70½, minimum distributions must be paid out annually. Your first payout is equal to 3.65% of your previous year's ending balance and increases each year.

Take your distribution in cash

While you obtain your cash immediately, federal and state income taxes are owed at your ordinary income tax rate. A large distribution can push you into a higher tax bracket. In addition, if you're under age 55, you owe a 10% penalty tax on the taxable portion of your distribution.

Roll your money to an IRA

By moving all of your retirement assets to an IRA, you postpone paying taxes. Future distributions will be taxed at your ordinary income tax rate and minimum distributions must be paid out annually once you reach age 70½. Again, your first withdrawal is equal to 3.65% of your previous year's ending balance and increases each year.

There is also a lesser-known fourth choice. If a portion of your retirement account balance consists of company stock, you may be eligible for special income tax treatment on the stock's net unrealized appreciation (NUA).

NUA is the difference between the retirement plan's cost basis of the stock and the fair market value of the stock on the date of distribution. By taking an in-kind distribution of the stock, you are taxed (at ordinary income tax rates) on the stock's cost basis. The tax on the NUA, however, is postponed until the stock is sold.

When you sell the stock, the NUA will be taxed at the federal long-term capital gains rate, regardless of how long you held the stock. Additional appreciation subsequent to the distribution from the retirement plan will be subject to capital gains tax (short-term or long-term) based on your actual holding period, which begins on the day after the distribution.

For example, assume Jerry's retirement plan consists of company stock worth $100,000. At retirement, Jerry decides not to sell his stock and roll the proceeds to an IRA because if he did, future withdrawals from his IRA would be taxed at ordinary income tax rates. Instead, he takes an in-kind distribution of the company stock. Since the plan's cost basis in the stock is $10,000, Jerry is taxed at ordinary income tax rates on this amount. The $90,000 in NUA is not taxed until Jerry sells the stock and when it is, it is taxed at long-term capital gains rates.

Assume that two months later the stock is worth $120,000 and Jerry sells all of it. Because of the sale, Jerry owes $90,000 in long-term capital gains and $20,000 ($120,000 - $100,000) in short-term capital gains.

How can you determine if it is worthwhile to take advantage of the NUA rules? Generally, it makes the most sense for individuals who have a large amount of NUA. You can obtain the cost basis of your company stock by contacting your benefits department or your company's retirement plan provider. Then compare the cost basis of the stock with the current price of the stock to estimate your NUA. Consider, too, how well you think the stock might perform in the future, your tolerance for risk and your income tax situation today and what it's likely to be in the future.

Finally, review the chart below to make sure nothing is overlooked when taking advantage of the NUA rules. For more information, refer to IRS Publication 575 (available at www.irs.gov or by calling 1-800-TAX-FORM) or see a tax adviser.

OVERSIGHT	RESULT
Forgetting to withdraw all of your assets from your retirement plan within one tax year.	If any of your assets remain in the plan, you owe tax on the stock's fair market value on the date of distribution (and possibly a 10% penalty).
Forgetting that you took a distribution from your retirement plan in an earlier tax year.	Receiving a distribution in a previous tax year disqualifies you from taking advantage of the NUA rules.
Forgetting to tell your beneficiary about the NUA rules.	Upon your death, there is no step-up in basis on the NUA portion of the stock. Only appreciation above the NUA receives a step-up in basis.
Forgetting that you have company stock in your retirement plan.	Once the stock is liquidated and distributed from the plan, the transaction cannot be reversed.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

postal indicia

In this issue,
A Few Words From Gene Sit - 2007 in Review • Investment Outlook and Strategy Summary • Fourth Quarter 2007 Performance Summary • Retirement Information • Tax Information • 2008 Investment Seminars

2008 INVESTMENT SEMINARS

You and your guests are invited to attend the remaining two seminars we're offering this year. Seminars will be held at the following locations and times.

MORNING SESSION: 7:30 - 8:30 a.m.	AFTERNOON SESSION: 12:00 - 1:00 P.M.
Edina Country Club	Sit Mutual Funds Offices
5100 Wooddale Avenue	3300 IDS Center, 80 South Eighth Street
Edina, Minnesota	Minneapolis, Minnesota

March 12, 2008 — **Funding a College Education**, *Uncovering Methods and Resources*
Edina Country Club, 7:30 - 8:30 a.m.
IDS Center, 12:00 - 1:00 p.m.

April 9, 2008 — **Retirement Distributions**, *Income-producing and tax-saving strategies*
Edina Country Club, 7:30 - 8:30 a.m.
IDS Center, 12:00 - 1:00 p.m. ***FULL (Additional downtown session added on April 16th.)***

April 16, 2008 — IDS Center, 12:00 - 1:00 p.m.

Contact Denise Johnson to reserve your place.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com